UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 01)*

Marketing Worldwide Corp

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

57061T102

(CUSIP Number)

July 05, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	57061T102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
St George Investments LLC 26-1868357

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

46,596,034*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

46,596,034*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,596,034*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

* Reporting person St. George Investments, LLC (“St. George”) has rights to convert a Note into an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer’s common stock that St. George may own, would exceed such a cap. The Note’s original ownership cap of 4.99% was subject to increase to 9.99% in the event of a drop in the Issuer’s 30-day average Market Capitalization below four hundred thousand dollars ($400,000). On July 5, 2012, St. George sent notice to the issuer that the 30-day average Market Capitalization had fallen below $400,000 and, consequently, St. George’s ownership limitation had increased to 9.99% of the Issuers outstanding shares. Thus, as of the date of this filing, the number of shares of the Issuer’s common stock beneficially owned by St. George was 46,596,034 shares, which is 9.9% of the 470,667,013 shares that were outstanding on that date.

CUSIP No.	57061T102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Fife Trading, Inc. 36-4151891

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

46,596,034*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

46,596,034*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,596,034*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

* Reporting person Fife Trading, Inc. is the sole manager of reporting person St. George. Reporting person St. George has rights to convert a Note into an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer’s common stock that St. George may own, would exceed such a cap. The Note’s original ownership cap of 4.99% was subject to increase to 9.99% in the event of a drop in the Issuer’s 30-day average Market Capitalization below four hundred thousand dollars ($400,000). On July 5, 2012, St. George sent notice to the issuer that the 30-day average Market Capitalization had fallen below $400,000 and, consequently, St. George’s ownership limitation had increased to 9.99% of the Issuers outstanding shares. Thus, as of the date of this filing, the number of shares of the Issuer’s common stock beneficially owned by St. George was 46,596,034 shares, which is 9.9% of the 470,667,013 shares that were outstanding on that date.

CUSIP No.	57061T102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John M. Fife

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

46,596,034*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

46,596,034*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,596,034*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

* Reporting person John M. Fife is the sole member of reporting person St. George and the president and sole shareholder of Fife Trading, Inc. Reporting person St. George has rights to convert a Note into an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares of the Issuer’s common stock that St. George may own, would exceed such a cap. The Note’s original ownership cap of 4.99% was subject to increase to 9.99% in the event of a drop in the Issuer’s 30-day average Market Capitalization below four hundred thousand dollars ($400,000). On July 5, 2012, St. George sent notice to the issuer that the 30-day average Market Capitalization had fallen below $400,000 and, consequently, St. George’s ownership limitation had increased to 9.99% of the Issuers outstanding shares. Thus, as of the date of this filing, the number of shares of the Issuer’s common stock beneficially owned by St. George was 46,596,034 shares, which is 9.9% of the 470,667,013 shares that were outstanding on that date.

Item 1.

(a)	Name of Issuer
Marketing Worldwide Corporation

(b)	Address of Issuer’s Principal Executive Offices
2212 Grand Commerce Drive, Howell, MI 48855

Item 2.

(a)	Name of Person Filing

This report is filed by St. George Investments, LLC, Fife Trading, Inc., and John M. Fife with respect to the shares of Common Stock, $0.001 par value per share, of the Issuer that are directly beneficially owned by St. George Investments, Inc. and indirectly beneficially owned by the other reporting and filing persons.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each reporting and filing person is: 303 East Wacker Drive, Suite 1200, Chicago, IL 60601.

(c)	Citizenship
St. George Investments, LLC is an Illinois limited liability company. Fife Trading, Inc. is an Illinois corporation. John M. Fife is a United States citizen.

(d)	Title of Class of Securities
Common Stock, $0.001 par value per share.

(e)	CUSIP Number
57061T102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 46,596,034

(b)	Percent of class: 9.9

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 46,596,034

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 46,596,034

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

St. George Investments, LLC

Date: January 22, 2013	By:	/s/ John M Fife
Name: John M Fife
Title: President

Fife Trading, Inc.

Date: January 22, 2013	By:	/s/ John M. Fife
Name: John M. Fife
Title: President

Date: January 22, 2013	By:	/s/ John M Fife
Name: John M Fife
Title:

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)